VOTING INSTRUCTION FORM
PARAMOUNT ENERGY TRUST

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: ANNUAL MEETING
MEETING DATE: FRIDAY, MAY 11, 2007 AT 9:00 A.M. MDT
RECORD DATE: FOR HOLDERS AS OF MARCH 20, 2007
PROXY DEPOSIT DATE: MAY 09, 2007
ACCOUNT NUMBER:
CUSIP: 699219101 **CUID:** P44227 E **CONTROL NO. :**

APPOINTEE(S) **SUSAN L. RIDDELL ROSE, CLAYTON H. RIDDELL**
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S) — **VOTING RECOMMENDATIONS**

ITEM(S)	VOTING RECOMMENDATIONS		Vote
1 *- THE RE-APPOINTMENT OF COMPUTERSHARE TRUST COMPANY OF CANADA ------>>> ("COMPUTERSHARE") AS TRUSTEE OF PET FOR THE ENSUING YEAR	FOR 0039900	--->>> 1	FOR ☐ WITHHOLD ☐
2 *- COMPUTERSHARE TO FIX THE NUMBER OF DIRECTORS OF PARAMOUNT --------->>> ENERGY OPERATING CORP. (THE "ADMINISTRATOR") TO BE ELECTED AT SEVEN (7)	FOR 0010110	--->>> 2	FOR ☐ AGAINST ☐
3 *- ELECTION OF DIRECTORS FOR ALL THE NOMINEES LISTED BELOW: ---------->>> CLAYTON H. RIDDELL; SUSAN L. RIDDELL ROSE; KAREN A. GENOWAY; RANDALL E. JOHNSON; DONALD J. NELSON; JOHN W. PELTIER HOWARD R. WARD	FOR 0019900	--->>> 3	FOR ☐ WITHHOLD ☐
4 *- THE REAPPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS THE ----->>> AUDITORS OF PET FOR THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS OF THE ADMINISTRATOR TO FIX THEIR REMUNERATION	FOR 0010200	--->>> 4	FOR ☐ WITHHOLD ☐
5 *- ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING --->>> OR ANY ADJOURNMENT THEREOF, IN SUCH MANNER AS THE PROXYHOLDER MAY DETERMINE IN HIS OR HER DISCRETION. *NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.	FOR 0039902	--->>> 5	FOR ☐ AGAINST ☐

NOTE ALL REFERENCES TO THE TERM 'MANAGEMENT' ON THIS VOTING INSTRUCTION FORM OR IN THE TELEPHONE/INTERNET VOTING SYSTEMS SHOULD BE REPLACED BY THE TERM 'TRUSTEE(S)'.

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. AQ --->>> NONE ☐ ANNUAL ☐ INTERIM ☐

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ITEM(S) (FILL IN ONLY ONE BOX " ▭ " PER ITEM IN BLUE OR BLACK INK)

2 ITEM(S)
SHARE(S)

CONTROL NO. : →

ADP Investor Communications
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

2 2 P44227 E 1 OF 1

PARAMOUNT ENERGY TRUST
500, 630-4TH AVE SW
CALGARY, AB T2P 0J9

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
DATE (DD/MM/YY)

SIGNATURE(S) * INVALID IF NOT SIGNED *

☐ ← **REQUEST FOR LEGAL PROXY:** DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

12

3 1-0001

VOTING INSTRUCTION FORM

PARAMOUNT ENERGY TRUST

SEE VOTING INSTRUCTION NO. 2 ON REVERSE	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-454-8683

MEETING TYPE: ANNUAL MEETING
MEETING DATE: FRIDAY, MAY 11, 2007 AT 09:00 A.M. MDT
RECORD DATE: FOR HOLDERS AS OF MARCH 20, 2007
PROXY DEPOSIT DATE: MAY 09, 2007
699219101

3 1-0001

WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.

ITEM(S)	VOTING RECOMMENDATIONS
1 *- THE RE-APPOINTMENT OF COMPUTERSHARE TRUST COMPANY OF CANADA ("COMPUTERSHARE") AS TRUSTEE OF PET FOR THE ENSUING YEAR --->>>	FOR 0039900 --->>> 1
2 *- COMPUTERSHARE TO FIX THE NUMBER OF DIRECTORS OF PARAMOUNT ENERGY OPERATING CORP. (THE "ADMINISTRATOR") TO BE ELECTED AT SEVEN (7) --->>>	FOR 0010110 --->>> 2
3 *- ELECTION OF DIRECTORS FOR ALL THE NOMINEES LISTED BELOW: CLAYTON H. RIDDELL; SUSAN L. RIDDELL ROSE; KAREN A. GENOWAY; RANDALL E. JOHNSON; DONALD J. NELSON; JOHN W. PELTIER HOWARD R. WARD --->>>	FOR 0019900 --->>> 3
4 *- THE REAPPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS THE AUDITORS OF PET FOR THE ENSUING YEAR AND TO AUTHORIZE THE DIRECTORS OF THE ADMINISTRATOR TO FIX THEIR REMUNERATION --->>>	FOR 0010200 --->>> 4
5 *- ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF, IN SUCH MANNER AS THE PROXYHOLDER MAY DETERMINE IN HIS OR HER DISCRETION. --->>>	FOR 0039902 --->>> 5

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

NOTE ALL REFERENCES TO THE TERM 'MANAGEMENT' ON THIS VOTING INSTRUCTION FORM OR IN THE TELEPHONE/INTERNET VOTING SYSTEMS SHOULD BE REPLACED BY THE TERM 'TRUSTEE(S)'.

TELEPHONE VOTE AT 1-800-454-8683
INTERNET VOTE AT WWW.PROXYVOTE.COM

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PARAMOUNT ENERGY TRUST
ANNUAL MEETING TO BE HELD 05/11/07 AT 09:00 A.M. MDT FOR HOLDERS AS OF 03/20/07

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699219101
C0
P44226
071707100000000001000000052

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

ITEM	FOR	AGAINST	WITHHOLD
1	☐		☐
2	☐	☐	
3	☐		☐
4	☐		☐
5	☐	☐	

A/C *** ISSUER COPY ***

FILL IN THE BOX " " TO THE RIGHT IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ☐

ADP
51 MERCEDES WAY
EDGEWOOD NY 11717

PARAMOUNT ENERGY TRUST
500, 630-4TH AVE SW
CALGARY, AB T2P 0J9

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) DATE

FOLD AND DETACH HERE